FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press Release dated November 2, 2005
2.	Press Release dated November 7, 2005
3.	Press Release dated November 7, 2005
4.	Press Release dated November 8, 2005
5.	Press Release dated November 15, 2005
6.	Press Release dated November 17, 2005

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 1, 2005
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

02 November 2005

ARM Among 10 Most Significant Electronics Companies in Past 30 years

WHAT: ARM has been listed by US publication Electronic Business as one of the ten most significant companies in electronics over the past 30 years. Other companies in the top ten include Applied Materials, Intel, Sony, and Texas Instruments.

The top ten list is made up of companies which have had an undeniable and enormous impact on the size, shape and character of today's electronics industry.

ARM’s success is described as “the bright spot of the semiconductor IP business”

WHEN: Electronic Business 30th Anniversary Edition, 1st November

WHERE: http://www.reed-electronics.com/eb-mag/article/CA6279564?pubdate=11%2F1%2F2005

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Contact Details

Michelle Spencer
ARM
+44 162 842 7780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0740
londonarm@text100.co.uk

Item 2

07 November 2005

Socle Licenses ARM Processor For Mobile and Consumer Devices

Socle to offer ARM7EJ-S embedded processors to meet SoC design needs for the mobile, consumer and networking device markets

CAMBRIDGE, UK – Nov. 7, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Socle Technology Corp. has licensed the ARM7EJ-S™ processor for its SoC platform service. This licensing agreement further extends Socle’s existing partnership with ARM which includes the license of the ARM926EJ-S™ and ARM922T™ processors. The Socle platform solution based on the ARM7EJ-S processor will be offered to SoC design engineers in high-growth markets such as mobile handsets, Voice over IP (VoIP), and consumer devices. Socle have also become an ARM® Approved Design Center (ADC)

Through this licensing agreement, Socle is now able to offer the ARM Jazelle® technology-accelerated ARM7EJ-S processor in complex SoC designs. Socle will also use the ARM7EJ-S processor to further advance its SoC platform service. In addition, it will leverage added features of the ARM processor, such as DSP instructions to enhance media performance in consumer applications.

“After securing a number of key design wins as a licensee of the ARM926EJ-S processor, we are now licensing the compatible ARM7EJ-S processor which will enable us to gain further access to extensive ARM extensive technology roadmap and support network,” said David Lyou, president and CEO of Socle. “We focus on developing platform-proven solutions for ARM7EJ-S 32-bit RISC-based applications and as a result are already participating in many successful projects in VoIP, home gateways, disk array, personal media players and more.”

“The combination of our high-performance, low-power ARM7EJ-S processor, with the production yield and short cycle time that Socle brings to the SoC design cycle, makes a solid and successful design solution for our Partners and customers,” said Graham Budd, general manager, Processors, ARM. “By licensing the ARM7EJ-S processor, Socle can now target a new and broad range of applications and devices for the mobile, consumer products and networking markets.”

The ARM7EJ-S processor is a synthesizable, 32-bit embedded RISC processor with architecture enhancements to support DSP operations and Jazelle technology to accelerate Java applications. It builds on the features and benefits of the established ARM7TDMI® processor and is delivered in synthesizable form. The ARM7EJ-S processor provides the flexibility necessary to build Java-enabled, real-time embedded devices requiring small size, low power and high performance.

Availability
The first Socle products based on the ARM7EJ-S processor will be available in Nov., 2005. The Socle ARM7EJ-S design kit, integration kit and software kit are currently available from Socle.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S, ARM7EJ-S and ARM922T are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley Text 100 +44 208 846 0840 londonarm@text100.co.uk	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

Item 3

07 November 2005

Opening Ceremony For ARM Architecture Embedded Systems Lab At Shanghai International Industry Fair

WHAT: The new ARM® Architecture Embedded Systems Lab will be opened by government officials from the Shanghai Municipal Science and Technology Commission and by Jun Tan, president of ARM China, at a ribbon cutting ceremony at the Shanghai International Industry Fair.

The Embedded System Lab for the ARM Architecture will help accelerate the development of innovative embedded technologies in China, by offering specialized training to system engineers. The Lab has been established by ARM; the School of Information Science and Engineering of Fudan University; the School of Software of Shanghai Jiaotong University; Guangzhou ZLG MCU Development Ltd.; and the Shanghai Embedded System Software Technology Centre.

WHEN: November 8, 2005; 9.00 – 10.00am

WHERE: Yangtse River Delta Region Embedded System Forum, Shanghai International Industry Fair 2005, Equatorial Shanghai Hotel.For more information, please go to http://www.sif-expo.com/english/index.htm

WHO: ARM [(LSE:ARM); (Nasdaq:ARMHY)] designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley Text 100 +44 208 846 0840 londonarm@text100.co.uk	Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com

Item 4

08 November 2005

ARM Connected Community Partners Converge on Paris for Technical Symposium

WHAT: More than 30 of the industry’s leading technology companies will be represented at the 2005 ARM Connected Community Technical Symposium in Paris, France.

The full day symposium features more than 45 technical presentations, plus keynote presentations, a hands-on workshop and technical demonstrations.

Companies participating include Accent Srl; Actel; Antycip; Atmel; BARCO-SILEX France; Cadence Design Systems; Carbon Design Systems; CMP / TIMA; Emulation and Verification Engineering (EVE); Enea Embedded Technology; Esterel Technologies; Europe Technologies; Freescale Semiconductor; Handshake Solutions; Hantro; I-Logix; Intel Corporation; Jaluna; LSI Logic Mentor Graphics Corporation; Micronas GmbH; Multi Video Designs; Quadros Systems, Inc.; Si-Gate GmbH; Synopsys; Tenison EDA; Telecom Italia Lab; TRANGO Systems; VMTS.

To register for the 2005 ARM Connected Community Technical Symposium please complete the following event registration form

WHEN: 17th November, 09:00 – 18:15

WHERE: CAP 15 Conference Center, Quai de Grenelle, Paris, France

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Contact Details
Michelle Spencer
ARM
+44 162 842 7780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0740
londonarm@text100.co.uk

Item 5

15 November 2005

OKI Electric Licenses ARM Technology for Digital Consumer Electronics and In-Vehicle Equipment

Tokyo, Japan, and Cambridge, UK– Nov. 15, 2005-- Oki Electric Industry Co., Ltd. (TSE: 6703) and ARM [(LSE: ARM); (Nasdaq:ARMHY)] today announced that Oki has licensed the ARM926EJ-S™ processor. With this license, Oki plans to strengthen its LSI development in digital consumer electronics and in-vehicle equipment.

“The licensing of this processor will enable us to enhance our CPU line-up for applications in the in-vehicle and digital consumer electronic markets, where functionality and performance are becoming more advanced,” said Akira Kamo, president of Silicon Solutions Company at Oki Electric. “The ARM926EJ-S processor will enable us to develop system LSIs for main controllers for next-generation car navigation systems; for portable digital equipment, where high sound quality, various sound effects and content protection is required; and for multi-function and high-performance portable AV equipment to play video content.”

Oki licensed the ARM7TDMI® processor in 1995, and since then, has continued to license ARM® technology to embed into Oki’s µPLAT®, a platform to develop system LSIs. Using the newly-licensed ARM926EJ-S processor, Oki will develop the µPLAT926 platform, -specification, higher-performancewhich enables LSI in a shorter period of time. In addition, by licensing the ARM926EJ-S processor, Oki will provide chips for high-grade car navigation systems which use Operating Systems (OS) that require memory management functions, as well as products that meet high-level customer needs by utilizing the advantages of Jazelle® technology which is incorporated in the ARM926EJ-S processor.

“Combining industry-leading ARM technology with Oki’s expertise in the area of in-vehicle equipment and digital consumer electronics will enable developers to design compelling, market-leading products,” said Takafumi Nishijima, president of ARM KK. “With the ARM926EJ-S processor included in Oki’s system LSIs and CPU line-up, ARM will further penetrate these important markets.”

About Oki Electric Industry Co., Ltd.
Founded in 1881, Oki Electric Industry Co., Ltd. is Japan’s first telecommunications manufacturer, with its headquarters in Tokyo, Japan. With the corporate vision, “Oki, Network Solutions for a Global Society”, Oki provides top-quality products, technologies and solutions to its customers through its info-telecom system business, semiconductor business and printer business. All three businesses functions as a collective force to create exciting new products and technologies that satisfy a spectrum of customer needs in various markets. Visit Oki’s global web site at http://www.oki.com/.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ENDS

ARM, Jazelle and ARM7TDMI are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Press contact:

Oki Electric:

For Europe and Americas: Naomi Takeuchi +1-408-737-6479 press@oki.com ARM : Michelle Spencer ARM +44 162 842 7780 michelle.spencer@arm.com	For Asia and Other Areas: Akiko Horiguchi +81-3-3580-8950 press@oki.com Niall O’Malley Text 100 +44 208 846 0740 londonarm@text100.co.uk

Item 6

17 November 2005

VMTS and ARM Collaborate On Next-Generation, High-Speed, Feature-Rich Mobile Phones

VMTS has licensed the ARM926EJ-S processor to bring high-performance, low-power, cost-efficient mobile solutions to market

PARIS, FRANCE, AND CAMBRIDGE, UK – Nov. 17, 2005 – VMTS and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the ARM Connected Community Technical Symposium, Paris France, that VMTS’ next-generation mobile silicon, protocol software and applications solutions will incorporate the ARM926EJ-S™ processor to develop high- performance, low-power and cost-efficient mobile solutions.

VMTS specializes in the development of GSM/GPRS, EDGE and WCDMA wireless platforms, and will integrate the ARM926EJ-S processor in its V2751 baseband for E-Vision EDGE and U-Vision UTMS solutions. The E-Vision solution will be available on the market for mass production by February 2006.

“VMTS chose the fully-synthesizable ARM926EJ-S processor because of its optimal silicon efficiency while delivering the highest performance and longest battery life for a wireless system,” said Simon Tchedikian, program manager, VMTS. “For our E-Vision solution, the ARM926EJ-S processor enables us to achieve a faster time-to-market, which in turn benefits our customers by reducing the whole product development cycle for next-generation wireless devices.”

“The ARM® architecture is the most trusted and widely deployed architecture for mobile products in the world,” said Rob Coombs, director, mobile solutions, ARM. “By incorporating the ARM926EJ-S processor in their next-generation mobile solutions, VMTS is providing consumers with the capability to run multiple, feature-rich applications on mobile phones with a minimal drain on power, paving the way for next-generation handsets.”

VK Mobile is already using VMTS G-Vision solution in its current GPRS handsets and has started development of new EDGE line-up based on VMTS E-Vision solution. The VMTS G-Vision reference design is based on the VMTS V250G baseband which includes the ARM946ES™ processor. The G-Vision solution provides a well integrated and cost-effective solution for VK GPRS handsets. The E-Vision solution with the ARM926EJ-S processor brings high performance and more multimedia features for the new generation of VK EDGE handsets, which are targeted at the European, Asia Pacific and US markets.

“VMTS’ ARM Powered® solutions enable manufacturers like us to rapidly develop and produce leading mobile handsets for wireless markets,” said Joon-Ho Jung, CTO, VK Corporation. “VMTS and ARM technology secures VK mobile handset development cycles with an ideal reuse grade and faster time-to-market. We can absolutely deliver a seamless product on demand to our customers.”

The VMTS E-Vision EDGE solution provides the most integrated and adaptive technology for a wide range of mobile phones from mid-range to advanced high-end models. E-Vision solution uses the latest VMTS V2751 EDGE baseband chip. The V2751 solution brings reliable modem technology with high-performance multimedia features in one single chip. Its state-of-the-art protocol stacks support quad-band (850/900/1800/1900) operation for GSM/GPRS/EDGE and is dual-mode upgradeable with W-CDMA coprocessor.

The ARM926EJ-S processor is fully synthesizable and features a Jazelle® technology-enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory (TCM) interfaces and memory management unit (MMU). The ARM926EJ-S processor implements the ARMv5TEJ architecture, which includes 16-bit fixed point DSP instructions to enhance performance of many signal processing algorithms and applications as well as supporting Thumb® and Java bytecode execution.

About VMTS
VMTS specializes in the development of GSM/GPRS, EDGE and WCDMA platforms and enables manufacturers to rapidly develop and produce leading mobile handsets for wireless markets. VMTS was founded in 2004 by the VK Corporation and is headquartered in Paris, France. The VMTS team has world leading expertise in semiconductor design, wireless protocol, wireless algorithm development and system integration. VMTS provides integrated and pre-certified reference designs, together with protocol and device software. Through seamless integration in wireless end-products, VMTS technology addresses its customers key requirements, which are product differentiation and improved time-to-market. More information on VMTS is available at http://www.vmts.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered, Thumb and Jazelle are registered trademarks of ARM Limited. ARM946ES and ARM926EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.